

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Fred W. Cooper
Chief Executive Officer
KwikClick, Inc.
585 West 500 South Suite 130
Bountiful, Utah 84010

   Re: KwikClick, Inc.
    Registration Statement on Form 10-12G
    Filed September 30, 2021
    File No. 000-56349

Dear Mr. Cooper:

  We issued comments to you on the above captioned filing on October 27, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 22, 2021.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: David S. Hunt